UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A #2

                    Under the Securities Exchange Act of 1934


                         WPCS INTERNATIONAL INCORPORATED
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                    92931L302
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                                 (CUSIP Number)

 John Henry Schlie, 7100 E. Belleview Avenue, Suite G-11, Greenwood Village, Colorado 80111 (303) 830-1616
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    10/21/2013
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 92931L302                                      13D                                      Page 2 of 4 Pages


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  1.   NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Drew Morgan Ciccarelli,
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  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (see instructions)
       (a)    |_|
       (b)    |_|
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  3.   SEC USE ONLY

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  4.   SOURCE OF FUNDS (see instructions)
       PF
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  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     |_|
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  6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

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   NUMBER OF          7.  SOLE VOTING POWER
     SHARES
  BENEFICIALLY             22,015
 OWNED BY EACH
   REPORTING
  PERSON WITH
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                    8.     SHARED VOTING POWER

                           0
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                    9.    SOLE DISPOSITIVE POWER

                           22,051
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                    10.    SHARED DISPOSITIVE POWER

                           0
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 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       22,015
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 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
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 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.1%
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 14.   TYPE OF REPORTING PERSON (see instructions)

       IN
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CUSIP No. 92931L302                                      13D                                      Page 3 of 4 Pages

Item 1.  Security and Issuer.

Common stock.

WPCS International Incorporated

One East Uwchlan Avenue, Suite 301

Exton, Pennsylvania 19341

Item 2.  Identity and Background.

     a)   Drew Morgan Ciccarelli

     b)   938 W. Oceanview Drive

          Charleston, South Carolina 29412

     c)   Private Investor


         TSX Ventures, LLC (Holding Company)

         938 W. Oceanview Drive

         Charleston, South Carolina 29412

     d)   No

     e)   No


Item 3.  Source or Amount of Funds or Other Consideration.

         Personal funds

         $418,453.69

         No funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.  Purpose of Transaction.

         Purpose of transaction is investment.

         There are no plans or proposal that I have which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization  or  liquidation,  involving  the  issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

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CUSIP No. 92931L302                                      13D                                      Page 4 of 5 Pages

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h)  Causing a class of  securities  of the  issuer to be  delisted  from a national securities exchange or to cease to be authorized to be quoted
          in  an  inter-dealer   quotation  system  of  a  registered   national
          securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act;
          or

     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     a) 1,269,929 common shares are issued and outstanding as of 9/12/2013 according to the transfer agent. Out of 121,015 shares purchased, 84,000 shares were sold as of 10/21/2013, 22,015 are currently owned.

     b) I have the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition all shares.

     c)   I have effected the following transactions in the common stock of WPCS
          International Incorporated within the past sixty days: See Exhibit 1 attached hereto.

          All transactions effected by me in my personal E-Trade account on the dates, for the prices and in the amounts listed in Exhibit 1.

     d)   None.

     e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

         None.

Item 7.  Material to Be Filed as Exhibits.

         List of transactions (See Item 5(c).





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CUSIP No. 92931L302                                      13D                                      Page 5 of 5 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 /s/ Drew Morgan Ciccarelli
---------------------------
 Drew Morgan Ciccarelli



                October 30, 2013
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